DAVIS & company LLP
LEGAL ADVISORS since 1892

07020294

from the office of: ...a L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

January 2, 2007

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

WASH, D.C.

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY LLP

Per:

PROCESSED
JAN 17 2007
THOMSON FINANCIAL

Donna L. Ornstein
Paralegal

DLO/js

dlw 1/16

Exemption No. 82-1209

January 2, 2006

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	Nov. 10, 2006 Nov. 30, 2006 Dec. 12, 2006
(e)	Form 51-102F3, Material Change Report	Dec. 1, 2006 Dec. 14, 2006
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Dec. 12, 2006
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	January 2, 2006
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including:	

Document Name or Information		Documents Filed
	(a) charter documents	Not Applicable
	(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	Not Applicable
	(c) any securityholder rights plans or similar plans	Not Applicable
	(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	Not Applicable
	(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	Nov. 10, 2006 Nov. 30, 2006 Dec. 12, 2006
(f)	Form 51-102F3, Material Change Report	Dec. 1, 2006 Dec. 14, 2006
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(u)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Exemption No. 82-1209

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENTS TO RAISE UP TO $4,000,000

Vancouver, British Columbia, November 30, 2006 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** ("GGL") is pleased to announce that GGL intends to raise gross proceeds of up to $4,000,000 by way of the private placement of a combination of units, subscription receipts and flow-through units (the "Offering"). $1,000,000 of this amount has been committed by Sheikh Abdulaziz Ali Alturki, one of GGL's largest shareholders presently holding approximately 7.75% of GGL's issued capital.

"We are delighted that one of our largest shareholders remains confident in GGL's ability to successfully explore and develop its diamond properties in the Northwest Territories" said Mr. Hrkac in announcing the private placements.

Units

Up to 9,066,667 units ("Units") at $0.15 per Unit to raise gross proceeds of up to $1,360,000 with each Unit consisting of one common share and one warrant of GGL. Each warrant entitles the holder to purchase one common share for 24 months from the closing date at $0.15 per share in the first 12 months and $0.175 per share thereafter.

Subscription Receipts

4,266,667 subscription receipts at $0.15 per subscription receipt to raise gross subscription proceeds of $640,000. Each subscription receipt will entitle the holder to receive one Unit. The gross proceeds from the subscription receipts private placement will be placed into escrow and released to GGL upon satisfaction of certain prescribed conditions of the TSX Venture Exchange ("TSXV") concerning investors whose shareholdings reach or exceed 10% of the issued capital of listed issuers. The subscription receipts will then be deemed exercised and the Units issued.

Flow-Through Units

Up to 11,111,112 flow-through units ("Flow-Through Units") at $0.18 per Flow-Through Unit to raise gross proceeds of up to $2,000,000 with each Flow-Through Unit consisting of one flow-through common share and one-half of one non flow-through warrant. Each whole warrant entitles the holder to purchase one non flow-through common share for 24 months from the closing date at $0.20 per share in the first 12 months and $0.25 per share thereafter. The Company will incur the subscription proceeds allocated to the flow-through shares as Canadian exploration expense, as defined in the *Income Tax Act* of Canada, and renounce such proceeds to the subscribers for the 2006 tax year.

to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Exemption No. 82-1209

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

GGL CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT

Vancouver, British Columbia, December 12, 2006 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** (**"GGL"**) is pleased to announce that on December 12, 2006, GGL closed the first tranche of one of the private placements announced on November 30, 2006. This first tranche consisted of 3,400,000 units at $0.15 each for which GGL has received gross proceeds of $510,000. These securities have a hold period until April 13, 2007.

Sheikh Abdulaziz's Holdings

Sheikh Abdulaziz participated in the first tranche as to 2,400,000 Units for gross subscription proceeds of $360,000. As a result, Sheikh Abdulaziz presently holds 9.8% of GGL's present issued capital and would own a total of 18,573,875 shares (16.52% of the then issued capital) if all of the convertible securities owned by him are exercised and no other shares are issued by GGL. GGL welcomes this support and show of confidence in GGL's quest for diamonds.

Use of Proceeds/ Regulatory Approval/Closing

The remainder of the private placements will close in future tranches. The net proceeds will be used for general and administrative purposes, working capital and for continuing exploration on GGL's most promising diamond exploration properties. The remainder of the private placements and related finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

About GGL

GGL is a junior diamond exploration company. It's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories, Canada, since 1992. At present GGL has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com or contact: Jim Glass, Ascenta Capital Partners Inc., Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as

amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Exemption no. 82-1209

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

November 30, 2006

Item 3. News Release

The news release was issued on November 30, 2006 and disseminated through CCN Matthews.

Item 4. Summary of Material Change

The Company announced private placements to raise up to $4,000,000

Item 5. Full Description of Material Change

The Company announced that it intends to raise gross proceeds of up to $4,000,000 by way of the private placement of a combination of units, subscription receipts and flow-through units (the "Offering"). $1,000,000 of this amount has been committed by Sheikh Abdulaziz Ali Alturki, one of GGL's largest shareholders presently holding approximately 7.75% of GGL's issued capital.

Units

Up to 9,066,667 units ("Units") at $0.15 per Unit to raise gross proceeds of up to $1,360,000 with each Unit consisting of one common share and one warrant of GGL. Each warrant entitles the holder to purchase one common share for 24 months from the closing date at $0.15 per share in the first 12 months and $0.175 per share thereafter.

Subscription Receipts

4,266,667 subscription receipts at $0.15 per subscription receipt to raise gross subscription proceeds of $640,000. Each subscription receipt will entitle the holder to receive one Unit. The gross proceeds from the subscription receipts private placement will be placed into escrow and released to GGL upon satisfaction of certain prescribed conditions ("Exchange Conditions") of the TSX Venture Exchange ("TSXV") concerning the requirement for the filing of a

2007, with Sheikh Abdulaziz abstaining from voting with respect to the shareholders' resolution.

Finder's Fee

A finder's fee is payable with respect to certain subscribers in the Offering in cash, units or a combination thereof as follows:

(a) 8% of the gross subscription proceeds placed by a finder; or

(b) such number of finder's units (having the same terms and conditions as the Units) as is equal to 8% of the number of Units placed by a finder; or

(c) a combination of a cash or finder's units.

Use of Proceeds/ Regulatory Approval/Closing

The Offering will close in tranches. It is expected that the $1 million investment by Sheikh Abdulaziz will close shortly, the remainder of the Units private placement on or about December 18, 2006 and the Flow-Through Units private placement by December 21, 2006. The net proceeds from the Offering will be used for general and administrative purposes, working capital and for continuing exploration on GGL's most promising diamond exploration properties. The private placements and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. Date of Report

December 1, 2006

Exemption No.
82-1209

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

December 12, 2006

Item 3. News Release

The news release was issued on December 12, 2006 and disseminated through CCN Matthews.

Item 4. Summary of Material Change

The Company announced the closing of the first tranche of the private placement.

Item 5. Full Description of Material Change

The Company announced that on December 12, 2006, it closed the first tranche of one of the private placements announced on November 30, 2006. This first tranche consisted of 3,400,000 units at $0.15 each for which the Company received gross proceeds of $510,000. These securities have a hold period until April 13, 2007.

Sheikh Abdulaziz's Holdings

Sheikh Abdulaziz participated in the first tranche as to 2,400,000 Units for gross subscription proceeds of $360,000. As a result, Sheikh Abdulaziz presently holds 9.8% of the Company's present issued capital and would own a total of 18,573,875 shares (16.52% of the then issued capital) if all of the convertible securities owned by him are exercised and no other shares are issued by the Company. The Company welcomes this support and show of confidence in its quest for diamonds.

Use of Proceeds/ Regulatory Approval/Closing

The remainder of the private placements will close in future tranches. The net proceeds will be used for general and administrative purposes, working capital and for continuing exploration on the Company's most promising diamond exploration properties. The remainder of the private placements and related finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. Date of Report

December 14, 2006

Exemption No.
82-1209

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ____________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

December 12, 2006

Item 6: For each security distributed:

(a) describe the type of security,

Units. Each Unit consists of one common share and one non-transferable common share purchase warrant.

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

3,400,000 Units. The warrants are exercisable until December 12, 2008 at $0.15 per share in the first 12 months and $0.175 per share in the second 12 months.

(c) state the exemption(s) relied on.

BCI 72-503.

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian \$)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian \$)
Alkhobar, Saudi Arabia	**1**	**\$0.15 per Unit**	**360,000**
Nassau, Bahamas	**1**	**\$0.15**	**150,000**
Total number of Purchasers	**2**		
Total dollar value of distribution in all jurisdictions (Canadian \$)			**510,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Safa Capital Holdings Limited, Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands	**$40,800**	**N/A**			**$40,800**

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **December 12, 2006**

GGL Diamond Corp.

Name of issuer (please print)

Raymond A. Hrkac, President & CEO (604) 688-0546

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Donna L. Ornstein
Legal Assistant
Davis & Company LLP
Solicitors for the Issuer
604-643-6478

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Exemption No.
82-1209

GGL DIAMOND CORP.
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102

NOTICE IS HEREBY GIVEN that the management of GGL Diamond Corp. (the "Company") has received the resignation of Ernst & Young LLP, Chartered Accountants, as auditors of the Company effective November 21, 2006 and that D+H Group LLP Chartered Accountants of 10th Floor - 1333 West Broadway, Vancouver, BC V6H 4C1 were appointed auditors for the Company to fill the vacancy to hold office for the balance of the ensuing year. Ernst & Young LLP resigned as auditors of the Company at the Company's request.

There have been no reservations in the auditor's report of Ernst & Young LLP for the fiscal year ended November 30, 2005 or in the auditor's report of Ellis Foster for the fiscal year ended November 30, 2004, nor have there been any reportable events.

The recommendation to appoint D+H Group LLP Chartered Accountants to fill the vacancy in the position of auditors was approved by the audit committee and the board of directors of the Company. In addition, the audit committee has reviewed the letters from D+H Group LLP Chartered Accountants and Ernst & Young LLP, Chartered Accountants, attached hereto.

DATED the 2nd day of January, 2007.

GGL Diamond Corp.

Per: "*Raymond A. Hrkac*"
President & CEO

D+H Group LLP
Chartered Accountants

January 2, 2007

TSX Venture Exchange Inc.
650 West Georgia Street, 27th Floor
Vancouver, BC V6B 4N9

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, BC V7Y 1L2

Alberta Securities Commission
300 5th Avenue SW, Suite 400
Calgary, AB T2P 3C4

Dear Sirs:

Re: GGL Diamond Corp. (the "Company")
- Notice of Change of Auditors

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditor (the "Notice") issued on November 21, 2006 by the Company and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be provided to the shareholders of the Company and filed on SEDAR.

Yours truly,

D&H GROUP LLP

Tom Hamar

Per: T.C. Hamar Ltd.

TCH/dl
MCTCH20070101